40-33

LORD ABBETT

03039065

November 14, 2003

RECEIVED NOV 17 2003 187 PROCESSING SECTION

VIA FEDEX

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Filing of Documents with Commission in Civil Actions Pursuant to Section 33 of the Investment Company Act of 1940, as amended:**
- ***Lord Abbett Securities Trust All Value Portfolio (SEC File No. 811-07538)***
- ***Lord Abbett Bond-Debenture Fund, Inc. (SEC File No. 811-02145)***

Ladies/Gentlemen:

The Lord Abbett Funds ("Lord Abbett") have been served with the attached summons and complaint naming Lord Abbett and certain other entities as defendants in a civil action in the Circuit Court of Mobil County, Alabama. The complaint is based upon the alleged forgery of account documentation by a third-party in connection with the transfer of assets to/from accounts of the above-referenced funds. Pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed is a copy of the complaint served upon Lord Abbett.

Should you have any questions or comments concerning this matter, please call the undersigned at (201) 395-2267.

Very truly yours,

Paul A. Hilstad,
Vice President and Secretary

PAH:ih
Encl.

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

State of Alabama Unified Judicial System Form C-34 Rev 6/88	10/27/03 **SUMMONS -CIVIL-**	Case Number CV03-3643

IN THE CIRCUIT COURT OF MOBILE COUNTY

Plaintiff GAYNELL VAN HOOF v. Defendant LORD ABBETT FUNDS

NOTICE TO Lord Abbett Funds, P.O. Box 219336, Kansas City, MO 64121-9336

THE COMPLAINT WHICH IS ATTACHED TO THIS SUMMONS IS IMPORTANT AND YOU MUST TAKE IMMEDIATE ACTION TO PROTECT YOUR RIGHTS. YOU OR YOUR ATTORNEY ARE REQUIRED TO FILE THE ORIGINAL OF YOUR WRITTEN ANSWER, EITHER ADMITTING OR DENYING EACH ALLEGATION IN THE COMPLAINT WITH THE CLERK OF THIS COURT. A COPY OF YOUR ANSWER MUST BE MAILED OR HAND DELIVERED BY YOU OR YOUR ATTORNEY TO THE PLAINTIFF OR PLAINTIFF'S ATTORNEY JOSEPH D. THETFORD WHOSE ADDRESS IS 1250 Dauphin Street, Mobile, AL 36604

THIS ANSWER MUST BE MAILED OR DELIVERED WITHIN 30 DAYS AFTER THIS SUMMONS AND COMPLAINT WERE DELIVERED TO YOU OR A JUDGMENT BY DEFAULT MAY BE ENTERED AGAINST YOU FOR THE MONEY OR OTHER THINGS DEMANDED IN THE COMPLAINT.

TO ANY SHERIFF OR ANY PERSON AUTHORIZED by the Alabama Rules of Civil Procedure:

☐ You are hereby commanded to serve this summons and a copy of the complaint in this action upon the defendant.

☐ Service by certified mail of this summons is initiated upon the written request of ______ pursuant to the Alabama Rules of Civil Procedure.

Date OCT 21 2003

Susan F. Wilson
Clerk/Register By: ______

SUSAN F. WILSON, Circuit Clerk
MOBILE COUNTY - CIVIL DIVISION
Mobile Government Plaza, Room C-936
205 Government Street
Mobile, Alabama 36644-2936

☒ Certified Mail is hereby requested.

Plaintiff's/Attorney's Signature

RETURN ON SERVICE:

☐ Return receipt of certified mail received in this office on ______ (Date)

☐ I certify that I personally delivered a copy of the Summons and Complaint to ______ in ______ County, Alabama on ______ (Date)

Date ______ Server's Signature ______

Address of Server ______ Type of Process Server ______

IN THE CIRCUIT COURT OF MOBILE COUNTY, ALABAMA

GAYNELL M. VAN HOOF, Individually and as Executrix of the ESTATE of ROWENA A VAN HOOF, DECEASED,

Plaintiff,

v.

CIVIL ACTION NO. CV-03-3643

LORD ABBETT FUNDS, SCUDDER INVESTMENTS, STATE STREET BANK & TRUST, ROBERT E. BURTON, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., fictitious Defendants A, B, and/or C, whether singular or plural, are those other persons, corporations, or entities, whose fraud, suppression, conversion, breach of contract, breach of fiduciary duty, unauthorized payment, negligence, wantonness, or other wrongful conduct contributed to or caused the injuries and damages to the Plaintiff, whose true and correct names are unknown to Plaintiff at this time, but will be substituted by amendment when ascertained; D, E, and/or F, the persons, corporations, or entities employing or for whom LORD ABBETT FUNDS, SCUDDER INVESTMENTS, STATE STREET BANK & TRUST, ROBERT E. BURTON, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., A, B, and/or C, were acting as agents or employees; whose true and correct names are unknown to Plaintiff at this time, but will be substituted by amendment when ascertained, G, H, I, J, K, and/or L, whether singular or plural, those other persons, corporations or entities known as or doing business as LORD ABBETT FUNDS, SCUDDER INVESTMENTS, STATE STREET BANK & TRUST, ROBERT E. BURTON, BURTON & ASSOCIATES, CADARET,

PLAINTIFF RESPECTFULLY REQUESTS TRIAL BY JURY.

GRANT & COMPANY, INC., or other legal *
entities that are the parent, subsidiary,
predecessor, or successor in interest to any *
of the Defendants, named or fictitious,
referred to herein whose identities are *
unknown at the present time but will be
substituted by amendment when ascertained,*

Defendants. *

COMPLAINT

FACTUAL ALLEGATIONS

1. GAYNELL M. VAN HOOF is a resident of Mobile County, Alabama, over the age of 19 years. Plaintiff is the Executrix of the Estate of Rowena A. Van Hoof, deceased, and is the sole beneficiary of the Estate of Rowena A. Van Hoof. Rowena A. Van Hoof was a resident of Mobile County, Alabama, at all times relevant to this lawsuit.

2. LORD ABBETT FUNDS is a corporation, doing business in the State of Alabama at all times relevant to this lawsuit.

3. SCUDDER INVESTMENTS is a corporation, doing business in the State of Alabama at all times relevant to this lawsuit.

4. STATE STREET BANK & TRUST is a corporation, doing business in the State of Alabama at all times relevant to this lawsuit.

5. ROBERT E. BURTON is an adult resident of Alabama. At all times relevant to this lawsuit, ROBERT E. BURTON was acting within the line and scope of his employment with Defendants, LORD ABBETT FUNDS, SCUDDER INVESTMENTS, BURTON & ASSOCIATES, and CADARET, GRANT & COMPANY, INC., D, E, F, G, H, I, J, K, and/or L.

6. BURTON & ASSOCIATES is an Alabama corporation, doing business in the State of Alabama at all times relevant to this lawsuit.

7. CADARET, GRANT & COMPANY, INC. is a Delaware corporation, doing business in the State of Alabama at all times relevant to this lawsuit.

8. Fictitious Defendants, A, B, and/or C, whether singular or plural, are those other persons, corporations, or entities, whose suppression, conversion, unauthorized payment, breach of contract, breach of fiduciary duty, negligence, wantonness, or other wrongful conduct contributed to or caused the injuries and damages to the Plaintiff, whose true and correct names are unknown to Plaintiff at this time, but will be substituted by amendment when ascertained.

9. Fictitious Defendants, D, E, and/or F, whether singular or plural, are those other persons, corporations, or entities employing or for whom the Defendants, LORD ABBETT FUNDS, SCUDDER INVESTMENTS, STATE STREET BANK & TRUST, ROBERT E. BURTON, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., A, B, and/or C, were acting as agents or employees and whose true and correct names are unknown to the Plaintiff at this time, but will be substituted by amendment when ascertained.

10. Fictitious Defendants, G, H, I, J, K, and/or L, whether singular or plural, those other persons, corporations or entities known as or doing business as LORD ABBETT FUNDS, SCUDDER INVESTMENTS, STATE STREET BANK & TRUST, ROBERT E. BURTON, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC. or other legal entities that are the parent, subsidiary, predecessor, or successor in interest to any of the Defendants, named or fictitious, referred to herein whose identities are unknown at the present time but will be substituted by amendment when ascertained.

11. At the time of her death, Rowena A. Van Hoof was the owner of a LORD ABBETT FUNDS IRA valued at approximately $75,000 ("the IRA"). Rowena A. Van Hoof had exercised dominion and control over this account from the time it was opened through the time of her last illness. Her estate was the proper beneficiary of said IRA.

12. At the time of her death, Rowena A. Van Hoof was also the sole owner of an account at SCUDDER INVESTMENTS, account number 00000244312, valued at approximately $101,042.63 ("the SCUDDER account"). Rowena A. Van Hoof had exercised dominion and control over this account from the time it was opened through the time of her last illness.

13. ROBERT E. BURTON was the broker who opened and handled the SCUDDER INVESTMENTS account and the LORD ABBETT FUNDS IRA for Rowena A. Van Hoof. He has also acted as a broker for Plaintiff and for Rowena S. Van Hoof ("Mrs. Van Hoof").

14. On or about October 22, 2002, Mrs. Van Hoof requested that the full amount of the SCUDDER account be paid to her by issuance of two checks made payable to Rowena A. Van Hoof. On information and belief, ROBERT E. BURTON, in his capacity as employee or agent for BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC. and SCUDDER INVESTMENTS, assisted Mrs. Van Hoof with the documentation necessary to execute this request. One of the checks was in the amount of $100,000 and the second check was in the amount of $1,042.63. The name of the true owner of the account and the payee of the checks, Rowena A. Van Hoof, was forged as an endorsement on the checks. The check for $100,000 was deposited in an account which Mrs. Van Hoof owned with LORD ABBETT FUNDS. Defendant, ROBERT E. BURTON, acting in his capacity as an agent or employee of BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., SCUDDER INVESTMENTS, and LORD ABBETT

FUNDS, executed this transaction, transferring the funds from Rowena A. Van Hoof's SCUDDER account to a LORD ABBETT FUNDS account owned by Mrs. Van Hoof. LORD ABBETT FUNDS, which had the signature of its customer, Rowena A. Van Hoof, on file, accepted the check with an invalid and unauthorized endorsement, for deposit into its account.

15. The two checks which redeemed the SCUDDER account were issued on a STATE STREET BANK & TRUST account. STATE STREET BANK & TRUST paid the $100,000 check over an unauthorized endorsement.

16. On or about October 24, 2002, ROBERT E. BURTON, acting as agent for BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC. and LORD ABBETT FUNDS, and with no authorization from Rowena A. Van Hoof, executed paperwork purporting to make Mrs. Van Hoof the beneficiary of the IRA. The forged signature of Rowena A. Van Hoof was written upon that paperwork.

17. LORD ABBETT FUNDS paid the proceeds of Rowena A. Van Hoof's IRA to Mrs. Van Hoof by depositing the proceeds in a LORD ABBETT account owned by Mrs. Van Hoof. Defendant, ROBERT E. BURTON, handled the transaction improperly transferring the IRA proceeds to Mrs. Van Hoof.

18. The wrongful conduct committed against Plaintiff by Defendants is part of a pattern or practice of fraud or other intentional wrongful conduct.

19. Plaintiff further alleges that (a) Defendants, LORD ABBETT FUNDS, SCUDDER INVESTMENTS, STATE STREET BANK & TRUST, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., A, B, C, D, E, F, G, H, I, J, K, and/or L, authorized and/or ratified the wrongful conduct complained of; and/or (b) Defendants, LORD ABBETT FUNDS, SCUDDER

INVESTMENTS, STATE STREET BANK & TRUST, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., D, E, F, G, H, I, J, K, and/or L, knew or should have known of the unfitness of Defendant, ROBERT E. BURTON, but the Defendants, LORD ABBETT FUNDS, SCUDDER INVESTMENTS, STATE STREET BANK & TRUST, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., A, B, C, D, E, F, G, H, I, J, K, and/or L, continued to employ him, or use his services without proper instruction and with a disregard of the rights or safety of others.

20. As a proximate consequence of Defendants' actions, Plaintiff was injured and damaged as follows:

a. She lost the value and use of the IRA and SCUDDER INVESTMENTS funds which were surrendered;

b. She suffered mental anguish; and

c. She was otherwise injured and damaged.

COUNT ONE

21. Plaintiff adopts and realleges the allegations contained in paragraphs one through 20 as if fully set forth herein.

22. The actions of the Defendants as set forth above constituted breaches of contract with Rowena A. Van Hoof and Plaintiff.

23. As a proximate consequence of said breaches of contract, Plaintiff was injured and damaged as set forth in paragraph 20 above.

WHEREFORE, Plaintiff demands judgment against Defendants for compensatory damages in excess of the jurisdictional amount of this court, plus costs.

COUNT TWO

24. Plaintiff adopts and realleges the allegations contained in paragraphs one through 23 as if fully set forth herein.

25. The actions of the Defendants as set forth above constituted negligence with regard to Rowena A. Van Hoof and Plaintiff.

26. As a proximate consequence of said negligence, Plaintiff was injured and damaged as set forth in paragraph 20 above.

WHEREFORE, Plaintiff demands judgment against Defendants for compensatory damages in excess of the jurisdictional amount of this court, plus costs.

COUNT THREE

27. Plaintiff adopts and realleges the allegations contained in paragraphs one through 26 as if fully set forth herein.

28. The actions of the Defendants as set forth above constituted wantonness with regard to Rowena A. Van Hoof and Plaintiff.

29. As a proximate consequence of said wantonness, Plaintiff was injured and damaged as set forth in paragraph 20 above.

WHEREFORE, Plaintiff demands judgment against Defendants for compensatory damages in excess of the jurisdictional amount of this court, punitive damages, plus costs.

COUNT FOUR

30. Plaintiff adopts and realleges the allegations contained in paragraphs one through 29 as if fully set forth herein.

31. Defendants possessed superior knowledge and under the facts and circumstances in this case were under a duty to disclose to Rowena A. Van Hoof and the Plaintiff all material facts involving the accounts of Rowena A. Van Hoof, including but not limited to the facts that an unauthorized request was made by someone other than Rowena A. Van Hoof to change the beneficiary of the IRA and an unauthorized request was made to redeem the SCUDDER account and that such requests were executed.

32. By failing to inform Rowena A. Van Hoof and the Plaintiff of said facts, Defendants caused the IRA and the SCUDDER account to be directed to one other than the owner or intended beneficiary of the accounts and cause the Plaintiff to be unable to access said accounts.

33. Defendants' failure to disclose to Rowena A Van Hoof and the Plaintiff material facts concerning the accounts was willful, and calculated to deceive Rowena A. Van Hoof and the Plaintiff, and concealed from Rowena A. Van Hoof and the Plaintiff that the accounts were being misdirected.

34. Defendants' conduct was gross, oppressive, malicious, and committed with the intent to injure and defraud Rowena A. Van Hoof and the Plaintiff.

35. As a proximate consequence of Defendants' wrongful acts, the Plaintiff was injured and damaged as set forth in paragraph 20 above.

WHEREFORE, Plaintiff demands judgment against Defendants for compensatory damages in excess of the jurisdictional amount of this court, punitive damages, plus costs.

COUNT FIVE

36. Plaintiff adopts and realleges the allegations contained in paragraphs one through 35 as if fully set forth herein.

37. Defendants, LORD ABBETT FUNDS, ROBERT E. BURTON, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., A - L converted the IRA and the monies therein. Said Defendants' acts in doing so were gross, oppressive, malicious, and committed with the intent to injure the Plaintiff.

38. As a proximate consequence, the Plaintiff was injured and damaged as alleged in paragraph 20 above.

WHEREFORE, Plaintiff demands judgment against Defendants, LORD ABBETT FUNDS, ROBERT E. BURTON, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., A, B, C, D, E, F, G, H, I, J, K, and/or L, for compensatory damages in excess of the jurisdictional amount of this court, punitive damages, plus costs.

COUNT SIX

39. Plaintiff adopts and realleges the allegations contained in paragraphs one through 38 as if fully set forth herein.

40. Defendants, LORD ABBETT FUNDS, SCUDDER INVESTMENTS, STATE

STREET BANK & TRUST, ROBERT E. BURTON, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., A - L converted the SCUDDER account and the monies therein. Said Defendants' acts in doing so were gross, oppressive, malicious, and committed with the intent to injure the Plaintiff.

41. As a proximate consequence, the Plaintiff was injured and damaged as alleged in paragraph 20 above.

WHEREFORE, Plaintiff demands judgment against Defendants, LORD ABBETT FUNDS, SCUDDER INVESTMENTS, STATE STREET BANK & TRUST, ROBERT E. BURTON, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., A, B, C, D, E, F, G, H, I, J, K, and/or L, for compensatory damages in excess of the jurisdictional amount of this court, punitive damages, plus costs.

COUNT SEVEN

42. Plaintiff adopts and realleges the allegations contained in paragraphs one through 41 as if fully set forth herein.

43. Defendants, LORD ABBETT FUNDS, SCUDDER INVESTMENTS, STATE STREET BANK & TRUST, ROBERT E. BURTON, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., A, B, C, D, E, F, G, H, I, J, K, and/or L, wrongfully caused and allowed the payment over an unauthorized endorsement of the SCUDDER account.

44. As a proximate consequence, the Plaintiff was injured and damaged as alleged in paragraph 20 above.

WHEREFORE, Plaintiff demands judgment against Defendants, LORD ABBETT FUNDS, SCUDDER INVESTMENTS, STATE STREET BANK & TRUST, ROBERT E. BURTON, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., A, B, C, D, E, F, G, H, I, J, K, and/or L, for compensatory damages in excess of the jurisdictional amount of this court, punitive damages, plus costs.

COUNT EIGHT

45. Plaintiff adopts and realleges the allegations contained in paragraphs one through 44 as if fully set forth herein.

46. Defendants possessed superior knowledge and a had fiduciary duty to Rowena A. Van Hoof and the Estate and the Plaintiff and, under the facts and circumstances in this case, were under a duty to protect and preserve the assets of Rowena A. Van Hoof and the Estate, including but not limited to the IRA and the SCUDDER account.

47. Defendants breached their fiduciary duty to the Estate and the Plaintiff.

48. As a proximate result of said breach, the Plaintiff has been injured and damaged as set forth in paragraph 20 above.

WHEREFORE, Plaintiff demands judgment against Defendants for compensatory damages in excess of the jurisdictional amount of this court, punitive damages, plus costs.

104684 101075
10/27/03

COUNT NINE

49. Plaintiff adopts and realleges the allegations contained in paragraphs one through 48 as if fully set forth herein.

50. Two or more of the Defendants entered into an agreement to defraud Rowena A. Van Hoof, the Estate and the Plaintiff, and to cover-up the fraud as aforesaid, committing two or more overt acts in furtherance of said conspiracy.

51. As a proximate result of the fraudulent scheme and cover-up as aforesaid, Plaintiff was injured and damaged as set forth in paragraph 20 above.

WHEREFORE, Plaintiff demands judgment against Defendants for compensatory damages in excess of the jurisdictional amount of this court, punitive damages, plus costs.

COUNT TEN

52. Plaintiff adopts and realleges the allegations contained in paragraphs one through 51 as if fully set forth herein.

53. Defendants, LORD ABBETT FUNDS, SCUDDER INVESTMENTS, ROBERT E. BURTON, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., D, E, F, G, H, I, J, K, and/or L, wantonly and/or negligently hired, retained, supervised and/or monitored Defendants, ROBERT E. BURTON, A, B, and/or C.

54. As a proximate result of the wanton and/or negligent hiring, retention, supervision and/or monitoring by Defendants, LORD ABBETT FUNDS, SCUDDER INVESTMENTS, ROBERT E. BURTON, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC.,

D, E, F, G, H, I, J, K, and/or L, as aforesaid, Plaintiff has been injured and damaged as set forth in paragraph 20 above.

WHEREFORE, Plaintiff demands judgment against Defendants for compensatory damages in excess of the jurisdictional amount of this court, punitive damages, plus costs.

JOSEPH D. THETFORD (THE001)
Attorney for Plaintiff
1250 Dauphin Street
Mobile, Alabama 36604
(251) 433-7000

PLAINTIFF RESPECTFULLY DEMANDS A TRIAL BY JURY ON ALL CAUSES.

Please serve the Defendants, LORD ABBETT FUNDS, SCUDDER INVESTMENTS, STATE STREET BANK & TRUST, ROBERT E. BURTON, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., by certified mail as follows:

LORD ABBETT FUNDS
Post Office Box 219336
Kansas City, Missouri 64121-9336

SCUDDER INVESTMENTS
222 South Riverside Plaza
Chicago, Illinois 60606-5808

STATE STREET BANK & TRUST
225 Franklin Street
Boston, Massachusetts 02110

MR. ROBERT E. BURTON
314 Magnolia Avenue
Fairhope, Alabama 36532

BURTON & ASSOCIATES
314 Magnolia Avenue
Fairhope, Alabama 36532

Prentice-Hall Corporation System, Registered Agent
CADARET, GRANT & COMPANY, INC.
150 South Perry Street
Montgomery, Alabama 36104

1849881 181078 18727 83

Revised 1-1-94; 4-1-99; 11-1-99

IN THE CIRCUIT COURT OF MOBILE COUNTY, ALABAMA

______________________ *

______________________ *

Plaintiff(s) *

vs. * CIVIL ACTION NO. CV03-3643

______________________ * DATE COMPLAINT FILED OCT 2 1 2003

______________________ *

Defendant(s)

ASSIGNMENT TO EXPEDITED CASE MANAGEMENT SYSTEM AND GENERAL PRE-TRIAL ORDER

This case has been placed in the Expedited Case Management System which is designed to dispose of a case within 12 months after filing.

OBJECTION TO INCLUSION IN SYSTEM

If a party to this cause believes that the cause is extremely complex or will involve unique problems and will be impossible to prepare for trial within the time frame of the system, he may, within 40 days after the date of this order, or if the party has not been served at the date of this order, within 40 days after service, file a motion requesting that the cause not be included in the system and that the parties be allowed additional time to prepare the cause for trial. A motion filed later than the aforesaid 40 days will not be considered by the Court. Oral argument may be requested on an exclusion motion. If a cause is excluded from the system by the Court, a discovery schedule will be set by the Court after conference with the parties. If a case is so excluded the general pre-trial portion of this order will remain in effect unless specifically altered by the Court.

DISCOVERY

Unless the Court sets a shorter time, all pre-trial discovery shall be completed within 270 days after filing of the complaint unless party filing the Motion to Set and Certificate of Readiness requests an additional period of time, not to exceed 60 days, and certifies that all discovery will be concluded within that time. Notwithstanding the foregoing, for good cause shown, the Court may permit, or the parties may agree, that additional discovery procedures be undertaken anytime prior to trial, so long as such discovery can be completed so as not to require a continuance of the trial setting.

MOTION TO SET AND CERTIFICATE OF READINESS

Counsel for the plaintiff shall, and counsel for any other party may, file a Motion to Set and Certificate of Readiness, which shall be filed not later than 270 days after the filing of the complaint. If such a motion is not filed by the 280th day, the Court will place the case marked "To Be Dismissed" on a disposition docket as near as possible to the 300th day and send notice of such to all parties. If a Motion to Set and Certificate of Readiness is not received by the Court prior to the disposition date, the case will be dismissed.

The Motion to Set and Certificate of Readiness will be in a form similar to that available of in the clerk's office and will contain the following information:

(1) The date the complaint was filed;
(2) That the issues in the case have been defined and joined;
(3) That all discovery has been completed or will be completed within 60 days after the filing of the Certificate of Readiness;
(4) That a jury trial has or has not been demanded;
(5) The expected length of the trial expressed in hours and/or days;
(6) A brief description of the plaintiff's claim;
(7) The names, addresses and telephone numbers of the parties or their attorneys responsible for their litigation;

(8) That the movant certifies that all expert witnesses expected to testify at trial have been disclosed to all parties, together with a summary of their opinions;

(9) That the movant acknowledges his/her responsibility to make all documents, exhibits, and physical evidence, or copies thereof, expected to be used in the case in chief available to the other parties, not less than 21 days prior to trial, for inspection and copying;

(10) That the movant certifies that he/she has read the pre-trial order, that he/she has complied with it to date and will comply with its requirements in the future.

The filing by plaintiff of a Motion to Set and Certificate of Readiness constitutes the voluntary dismissal of all fictitious parties whose true names have not been substituted.

CONTROVERTING CERTIFICATE

Within 14 days after a Motion to Set and Certificate of Readiness has been filed, counsel for any other party may file a Controverting Certificate specifying the particular statements contained in the Certificate of Readiness to which objection is made, and the reasons therefore. Oral argument may be requested. The Court shall thereupon enter an order placing the case on the Active Calendar either immediately or, where good cause is shown, at a specified later date.

ACTIVE CALENDAR

Fourteen days after a Motion to Set and Certificate of Readiness is filed, if a Controverting Certificate has not been filed, the case shall be placed on the Active Calendar, unless otherwise ordered by the Court.

SETTING FOR TRIAL

Unless specifically set by the Court, cases on the Active Calendar shall be set for trial generally in the same order as they came on the Active Calendar and as soon as possible. Preference shall be given to cases which by statute, rule or order of the Court are entitled to priority. Counsel shall be given at least sixty days notice of the trial date.

DELAY

When a case has been set for trial, no postponement of the trial will be considered by the Court except on a written motion substantially in the form previously approved by the Court. (Obtain from the Court a Request for Delay form.)

NOTIFICATION OF SETTLEMENT

In order to provide other litigants with prompt trial settings all attorneys shall notify the Court of settlement, regardless of to status or stage of the case (discovery stage, active calendar on trial calendar).

GENERAL PRE-TRIAL ORDER

To expedite pre-trial and trial procedure, it is ORDERED by the Court that the following will apply:

1. EXHIBITS, DOCUMENTS, AND PHYSICAL EVIDENCE, GENERALLY

a. Each party shall identify in writing to all other parties and shall make all documents, exhibits and physical evidence, or copies thereof, expected to be used in the case in chief available to the other parties, not less than 21 days prior to trial, for inspection and copying. The same shall then be authenticated and admitted into evidence without further proof, unless written objections to any such documents or exhibits be made to the Court not less than 14 days prior to trial specifying the grounds of objection to the genuineness and relevancy of the proposed document, exhibit, or physical evidence. The requirement does not apply to documents, exhibits and physical evidence used solely as impeachment evidence.

b. Documents, exhibits or physical evidence not timely exhibited to or made available to other parties prior to trial under this Order will not be admitted into evidence at the trial unless solely for impeachment purposes or unless the ends of justice so require.

c. Documents, exhibits or physical evidence so admitted hereunder shall be presented to the court reporter for marking in evidence prior to trial.

104564 101079
10/27/03

2. DOCTOR, HOSPITAL AND MEDICAL EXPENSES

a. If applicable, all doctor, medical and hospital bills shall be sent to or made available to all parties not less than 21 days before trial and shall be admitted in evidence as reasonable without further proof, unless written objection to any such bills be made to the Court no less than 14 days before trial specifying the grounds for objection.

b. Any such bills not timely exhibited to the other parties will jot be admitted in evidence at trial unless the ends of justice so require.

c. The bills so admitted shall be presented to the court reporter for marking in evidence prior to trial.

3. SPECIAL DAMAGES

a. All parties seeking special damages shall furnish the other parties with a list thereof not less than 21 days before trial. Written objections thereto may be made not less than 14 days before trial specifying grounds of objections.

b. Evidence of special damages claimed, but not timely exhibited to other parties, will not be admitted into evidence unless the ends of justice require so.

4. AGENCY-TIME AND PLACE-DUTY

a. Agency and the time and place of the incident involved, if alleged in the complaint, and, if a negligence case, the existence of a duty, are admitted and the parties are deemed correctly named and designated unless specifically denied by answer or unless written objection is made not less than 14 days before trial. The objections shall include the correct name and entity and/or the grounds relied on.

5. EXPERTS

a. Unless previously obtained by discovery, each party will furnish to all other parties the names, addresses and qualifications of all expert witnesses expected to testify, together with a brief summary of their opinions. Such disclosure of experts shall be made by the party filing the Motion to Set and Certificate of Readiness not later than the time of filing such motion. Disclosure by all parties shall be made not later than 14 days after the filing of the Motion to Set and Certificate of Readiness.

b. Disclosure of experts in cases not included in the Fasttrack system shall be made by all parties not less than 60 days before trial.

c. Unless written objection to the qualifications of an expert is made not later than 30 days before trial, stating grounds, the qualification of such expert will be admitted.

d. Upon calling an expert to testify at trial, the attorney may state to the Court and jury the name, address and summary of the qualifications of the expert.

6. JURY INSTRUCTIONS

If the case is to be tried by a jury, requested written charges shall be submitted to the Court not later than the close of the plaintiff's case, subject to supplementation during the course of the trial on matters which could not be reasonably anticipated. Each requested charge will be typed on letter size paper and identified by the party's last name and shall be numbered.

7. JURY SELECTION

Before the commencement of trial, the parties will furnish or advise the court, outside the presence of the jury, the names of all insurance companies involved and any special voir dire questions for the purpose of qualifying the jury.

8. DUTY TO SUPPLEMENT DISCOVERY

All parties are under duty to supplement responses to discovery as provided by Rule 26(e)(3) ARCP which should be done not less than 30 days before trial.

9. MOTIONS GENERALLY

If motion to strike or motion to dismiss a pleading is filed, the Court will not consider such unless a copy of the pleading sought to be struck or dismissed is attached thereto.

10. CONFLICTS

In the event of scheduling conflict affected counsel shall comply with the Attorney Calendar Conflict Resolution Order of the Alabama Supreme Court.

It is further ORDERED by the Court that the Court will reconsider any portion of the General Pre-Trial Order upon timely application by any party.

Done this the ________ day of OCT 21 2003,

Robert G. Kendall, Presiding Circuit Judge

Circuit Court of Mobile County - C
Mobile Government Plaza, Room C936
205 Government Street
Mobile, Alabama 36644-2936

CERTIFIED MAIL

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10/27/03

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